Joseph A. Herz

212-801-6926

herzj@gtlaw.com

March 21, 2017

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kim McManus, Senior Attorney
Office of Real Estate and Commodities

Re:	Rodin Global Property Trust, Inc.
Registration Statement on Form S-11
Filed February 1, 2017
File No. 333-214130

Dear Ms. McManus:

On behalf of Rodin Global Property Trust, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy of Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-11 (the “Registration Statement”).

Amendment No. 2 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. Michael Lehrman of the Company, dated February 8, 2017 (the “Comment Letter”), relating to Pre-Effective Amendment No. 1 to the Registration Statement filed with the Commission on February 1, 2017 (“Amendment No. 1”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four copies of Amendment No. 2, which have been marked to indicate the location of changes from Amendment No. 1, together with four copies of this response letter as submitted to the Commission.

Kim McManus, Esq.

March 21, 2017

Conflicts of Interest

Charter Provisions Relating to Conflicts of Interest

Allocation of Investment Opportunities, page 95

1.	We note your disclosure on page 91 that neither CCRE, BGC nor any other Cantor Company is restricted from competing with your business. We also note that your disclosure relating to the allocation of investment opportunities on page 95 appears to relate to future public and private entities with investment strategies that overlap with yours. Please revise your disclosure to also discuss how investment opportunities will be allocated between you and existing Cantor Companies that compete with your business or have overlapping investment strategies.

Response:

The Company advises the Staff that, as disclosed on page 91 of Amendment No. 2, the persons comprising BGC’s and CCRE’s day to day management are generally different than the investment professionals of the Company’s sponsor. Investment opportunities sourced by the personnel of other Cantor Companies, to the extent not pursued by such companies, will be allocated by such companies in their sole discretion. As disclosed on page 91 of Amendment No. 2, as well as on page 34 of Amendment No. 2 under the heading “Risk Factors – Risks Related to an Investment in Us – We may compete with other Cantor Companies for investment opportunities for our company, which could negatively impact our ability to locate suitable investments,” other Cantor Companies are not required to refer any such opportunities to the Company’s sponsor. The Company further advises the Staff that all investment opportunities sourced by the investment professionals of the Company’s sponsor will be allocated as set forth on pages 95 and 96 of Amendment No. 2 under the sub-heading “Allocation of Investment Opportunities.”

The Company has revised the disclosure on page 91 of Amendment No. 2 to reflect the allocation of investment opportunities sourced by other Cantor Companies described above. In addition, the Company has added disclosure on page 91 of Amendment No. 2 to note that the investment professionals responsible for sourcing investments for the sponsor are generally different than the investment professionals responsible for sourcing investments for other Cantor Companies and to the extent there is overlap, such investment professionals will first present suitable opportunities to the sponsor.

Index to Consolidated Balance Sheet

2.	Please revise the heading on page F-2 and F-3 to change name of the Company from Rodin Global Access Property Trust, Inc. to Rodin Global Property Trust, Inc.

Kim McManus, Esq.

March 21, 2017

Response:

In response to the Staff’s comment, the Company has revised the headings on pages F-3 and F-4 of Amendment No. 2 to reflect the change of the name of the Company from Rodin Global Access Property Trust, Inc. to Rodin Global Property Trust, Inc.

Exhibit 5.1

3.	We note that counsel has assumed sufficient authorized shares, an assumption we consider inappropriate as stated in Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings. Please have counsel provide a revised legal opinion.

Response:

The Company advises the Staff that Maryland counsel has revised its Exhibit 5.1 opinion in paragraph number six to note in the acknowledgement a specific number of shares for each of the Class A and Class T Shares, based on a price per share of $26.32 and $25.51, respectively, and the authorized number of Class I Shares that may be issued in connection with the offering. The revised opinion of Maryland counsel has been filed as Exhibit 5.1 to Amendment No. 2.

***

Kim McManus, Esq.

March 21, 2017

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz

Joseph A. Herz

cc:	Bryan Hough, Esq.
Mr. Jorge L. Bonilla
Ms. Shannon Sobotka
Jason Emala, Esq.
Judith D. Fryer, Esq., Greenberg Traurig, LLP